

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

July 28, 2009

Walter Weller
Medpro Safety Products, Inc.
817 Winchester Road, Suite 200
Lexington KY 40505

> **Re: Medpro Safety Products, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 21, 2009**
> **File No. 333-149163**

Dear Mr. Weller:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1

1.   Please file an opinion of counsel that considers all documents and other facts necessary to form the opinion required by Regulation S-K Item 601(b)(5), rather than merely an identified list of documents as mentioned in the last paragraph on page 1 of this exhibit.

2.   We note the assumption contained in paragraph (b) of your opinion of counsel. It is inappropriate for counsel to assume away facts that go to the essence of the opinion. Please file a revised opinion of counsel removing this limitation.

3.   We note the limitation contained in paragraph (d) that your counsel has assumed "that the laws of Nevada apply to the Warrants despite statements in the Warrants

that they will be construed according to New York law." This limitation is inappropriate; please have your counsel revise their opinion to remove this limitation.

4.   In light of the limitation contained in the last sentence of paragraph (g), please have your counsel file an updated opinion dated on the date of effectiveness.

5.   We note your counsel has limited its opinion to the "Nevada Revised Statues, Chapter 78" in the penultimate paragraph of the opinion. Counsel may limit its legality opinion to the appropriate state law or state corporate law, but may not limit the legality opinion to only statutory law. Counsel should examine the applicable statutory provisions, the rules and regulations underlying those provisions, and applicable judicial and regulatory determinations. Please have your counsel file a revised opinion covering the applicable law.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jong Hwang at 202-551-3327 or in his absence, Gary Todd at 202-551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy A. Fisher
Assistant Director

cc: (via fax)   Alan K. MacDonald, Esq.